                                                                    Exhibit 2.4


                                                    17 1998 ANNUAL REPORT [LOGO]


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Management's Discussion and Analysis of
Results of Operations and Financial Condition
--------------------------------------------------------------------------------

Overview

Stolt Comex Seaway S.A.("the Company" or "SCS") is one of the largest subsea contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America, and North America.

In August 1998, SCS acquired the Ceanic Corporation ("Ceanic"), in a strategic move to secure a major position in the growing and important Gulf of Mexico market. The acquisition gives SCS an established base in Houston from where major U.S. customers direct their worldwide business. With Ceanic, SCS took ownership of a substantial fleet of ships, remotely operated vehicles ("ROV's"), and other related technologies. Following the acquisition, SCS will become the largest subsea contractor in the Gulf of Mexico.

The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

The price of oil fell dramatically in the latter part of 1998. This affects different segments of the industry in different ways. New field developments in shallow water can be turned on or off at relatively short notice. However, new developments in deeper water, SCS's core business, are more complex, have longer lead times, and require a greater length of time for the planning and installation phases. Management believes the major oil companies will remain committed to these deepwater developments while exploration and production budgets elsewhere may be reduced. Producing oil and gas fields require regular inspection and maintenance services. The worldwide market for technologically advanced maintenance and repair services now represents 40% of SCS's business. Because most maintenance work is either unavoidable or related to meeting certification requirements, it is less sensitive to the price of oil.

The Company's backlog at January 31, 1999 stands at $597.6 million, of which $382.3 million is for 1999. This compares to a backlog at January 31, 1998 of $582 million, of which $339 million was for 1998.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. Estimates are used in the determination of allowances for doubtful accounts, depreciation and amortization, employee benefit plans, taxes and contingencies among others.

Seasonality

Over the past three years, approximately two-thirds of the Company's revenue has been generated from work performed in the North Sea. In the future there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions during the winter months. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

Subsea Construction Support Ship Utilization

The following table sets forth average ship utilization rates by quarter through November 30, 1998 for the Company's deepwater construction support ships. The utilization percentage is calculated by dividing the total number of days for which the ships were engaged in project related work in a quarter by the total number of days that the ships were owned or chartered by the Company in such quarter, expressed as a percentage.

================================================================================
                                             Ship Days
--------------------------------------------------------------------------------
For the years ended
November 30,         Qtr. 1       Qtr. 2       Qtr. 3       Qtr. 4         Year
--------------------------------------------------------------------------------
1998                    990        1,012        1,012        1,092        4,106
1997                    630          759          895          970        3,254
1996                    668          644          644          637        2,593
================================================================================
                                            % Utilization
--------------------------------------------------------------------------------
                      Qtr. 1       Qtr. 2       Qtr. 3       Qtr. 4         Year
--------------------------------------------------------------------------------
1998                     74%          83%          90%          94%          85%
1997                     81%          93%          94%          96%          91%
1996                     45%          72%          73%          92%          70%
================================================================================

Utilization in both 1998 and 1997 was high due to favourable market conditions and the Company's success in securing contracts worldwide. In 1998 utilization was lower than in 1997 as a result of repositioning the Seaway Hawk and Seaway Eagle to the Gulf of Mexico and

18 STOLT COMEX SEAWAY [LOGO]


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Management's Discussion and Analysis of
Results of Operations and Financial Condition continued
--------------------------------------------------------------------------------

North Sea, respectively. Utilization in 1996 was lower as a result of weak market conditions and extensive repair and upgrading to the Seaway Osprey.

In addition to the fleet of deepwater construction ships at November 30, 1998 the Company also operated 4 construction barges which operate predominantly in the Asia Pacific region, and 18 shallow water ships and barges, which operate predominantly in the Gulf of Mexico. In addition, 3 ships and barges will become operational during the first quarter of 1999. The utilization of these ships and barges will also have an impact on the Company's results.

Results of Operations

The following table shows annual net operating revenue and gross profit (loss) earned by each region for the past three fiscal years.

==========================================================================================================
For the years ended November 30, (in millions)       1998                  1997                  1996
----------------------------------------------------------------------------------------------------------
Net operating revenue
North Sea                                     $432.6      66%       $262.9      61%       $207.1      66%
Asia Pacific                                    37.9       6          39.6       9          39.2      12
SEAME                                           58.3       9          75.7      18          44.6      14
South America                                   58.5       9          43.7      10          14.3       5
Gulf of Mexico                                  62.5      10           9.2       2           8.2       3
----------------------------------------------------------------------------------------------------------
Total                                         $649.8     100%       $431.1     100%       $313.4     100%
==========================================================================================================
Gross profit (loss)
North Sea                                     $ 62.7      58%       $ 45.2      59%       $ 16.3      77%
Asia Pacific                                    13.6      12          10.5      13           3.0      14
SEAME                                            5.5       5          12.1      15           0.1       0
South America                                    6.2       6           9.0      12           4.6      22
Gulf of Mexico                                  20.9      19           1.0       1          (2.8)    (13)
----------------------------------------------------------------------------------------------------------
Total                                         $108.9     100%       $ 77.8     100%       $ 21.2     100%
==========================================================================================================

Net operating revenue increased to $649.8 million in 1998 from $431.1 million in 1997 largely as a result of additional business won in the North Sea, the full year impact of the ships added to the fleet during 1997, and the impact of the acquisition of Ceanic. The gross profit increase to $108.9 million from $77.8 million in 1997 reflects the above.

Net operating revenue increased to $431.1 million in 1997 from $313.4 million in 1996 largely as a result of improved market demand for the Company's services which lead to higher ship utilization and improved pricing. During 1997 four additional ships Seaway Eagle, Seaway Hawk, Discovery, and Toisa Puma were brought into service. Gross profit increased to $77.8 million in 1997 from $21.2 million in 1996 which reflects the above.

North Sea

Net operating revenue increased to $432.6 million in 1998 from $262.9 million in 1997 mainly as a result of improved market conditions, particularly in the U.K. sector, the increase in the numbers of ships available and the commencement of the Amerada Hess Triton field development project. These factors and improvements in project performance also impacted gross profit which improved from $45.2 million in 1997 to $62.7 million in 1998. The North Sea continues to be a major part of the Company's business and, despite the current low oil price, the demand for the Company's services remains strong with the recent award of several contracts in both the U.K. and Norwegian sectors. The addition of a fleet of ROVs acquired from Dolphin AS during December 1998 should also enhance the Company's position in the North Sea.

Net operating revenue increased to $262.9 million in 1997 from $207.1 million in 1996, mainly as a result of improved market conditions, increased project activity and the increase in the fleet. This also impacted gross profit which improved to $45.2 million for 1997 from $16.3 million in 1996.

Asia Pacific

Net operating revenue for the region of $37.9 million in 1998 decreased from $39.6 million in 1997. Gross profit of $13.6 million in 1998 increased from $10.5 million in 1997. This increase was the result of very good project performance in Indonesia and China and the favorable settlement of several outstanding claims and variation orders from previous years. Despite a number of national oil and gas companies in the region forecasting a reduction in their level of expenditure on exploration and production, demand for the Company's services remains good and further growth is expected with the addition of the NTL 900

                                                    19 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

a derrick/lay barge to the Asia Pacific fleet. This versatile barge with pipelay and lift capacity will give the Company access to a larger market in this region.

Net operating revenue for the region of $39.6 million in 1997 compared to $39.2 million in 1996. Gross profit increased to $10.5 million in 1997 from $3.0 million in 1996 largely as a result of improved project margins.

Southern Europe, Africa and Middle East

Net operating revenue decreased to $58.3 million in 1998 from $75.7 million in 1997. The level of activity reduced in 1998 largely as a result of the Company's assets being deployed elsewhere in the world. The gross profit of $5.5 million in 1998 compared to $12.1 million in 1997 was reduced as a result of the decreased level of activity. The major development in this region in 1998 was securing the Elf Exploration Angola subsea Engineering Procurement Installation and Commissioning ("EPIC") contract for the subsea development of the Girassol field, as part of a consortium. SCS has developed unique riser tower technology for this project which will be applicable, not only in West Africa, but also in other deepwater markets such as Brazil and the Gulf of Mexico.

Net operating revenue was $75.7 million in 1997 compared to $44.6 million in 1996. This high level of activity was due to the delay of projects from 1996 and improved ship availability due to increases in the Company's fleet. The gross profit was $12.1 million in 1997 compared to $0.1 million in 1996 as a result of an increase in market demand which led to improved margins on flowline lay projects in the region.

South America

Net operating revenue was $58.5 million for 1998 compared to $43.7 million in 1997. The increase was due to this being the first full year of work for both the Seaway Harrier and Seaway Osprey on long-term contracts to Petrobras and an increase in subsea construction work in Argentina. The gross profit was $6.2 million in 1998 compared to $9.0 million in 1997. Unscheduled drydockings for both ships early in 1998 and technical problems encountered on a project in Argentina impacted the gross profit. On June 1, 1998 the Company repurchased the remaining 20% of its subsidiary in Brazil from Oceaneering Inc.

Net operating revenue increased to $43.7 million in 1997 from $14.3 million in 1996. This increase was due to the initial deployment of the Seaway Osprey and Seaway Harrier in the region. The gross profit increased to $9.0 million in 1997 from $4.6 million in 1996.

Gulf of Mexico

Net operating revenue of $62.5 million in 1998 increased from $9.2 million in 1997 partly due to the acquisition of Ceanic and partly due to securing a long-term charter for the Seaway Hawk in the Gulf of Mexico. The Seaway Hawk project is anticipated to continue until the first quarter of 2000. Gross profit of $20.9 million in 1998 increased from $1.0 million in 1997 also as a result of the above.

The acquisition of the Ceanic Corporation in August 1998 makes SCS the largest subsea contractor in the Gulf of Mexico. Management expects the acquisition of Ceanic with its fleet of shallow water ships, combined with SCS deepwater expertise, will give the Company a strong position in the Gulf of Mexico market in future. It is anticipated that the merger of SCS and Ceanic will result in significant cost reductions in 1999.

Net operating revenue of $9.2 million in 1997 increased from $8.2 million in 1996. Gross profit was $1.0 million in 1997 compared to a gross loss of $2.8 million in 1996. This increase was the result of the successful completion of the Mensa project for Shell.

Business acquisition

The acquisition of Ceanic was for a cash purchase price of approximately $218.9 million, including transaction costs. The transaction was accounted for under the purchase method of accounting. Goodwill of approximately $114.8 million is being amortized over 25 years.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and the former Ceanic Corporation as if the acquisition occurred at the beginning of each respective year. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit and tax benefit related to additional interest charges (unaudited).

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

20 STOLT COMEX SEAWAY [LOGO]


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Management's Discussion and Analysis of
Results of Operations and Financial Condition continued
--------------------------------------------------------------------------------

                                                For the years ended November 30,
                                             ===================================
                                                 1998         1997         1996
                                             -----------------------------------
Net operating revenue                       $ 769,584     $561,608     $418,059
Net income (loss)
   before cumulative
   effect of change in
   accounting policy                           41,051       26,906      (24,967)
Cumulative effect of
   change in accoun-
   ing policy                                   3,060           --           --
                                             -----------------------------------
Net income (loss)                            $ 44,111     $ 26,906     $(24,967)
                                             ===================================

Depreciation and amortization

Depreciation and amortization in 1998 of $35.5 million increased from $25.5 million in 1997. This increase was the result of additions to fixed assets during 1997 and 1998 and the acquisition of Ceanic. The increases as a result of the Ceanic acquisition consisted of $5.2 million on fixed assets and $2.0 million on intangibles.

Depreciation and amortization was $25.5 million in 1997 decreased from $25.6 million in 1996. The decrease was a result of capital expenditure offset by the effect of the strengthening of the U.S. dollar against the currency in which the fixed assets were denominated.

Equity in net income of non-consolidated joint ventures

Equity in net income of non-consolidated joint ventures of $14.8 million in 1998 increased from $12.2 million in 1997. The increase was the result of a good performance of Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc. During the year the joint venture was extended for a further three years on revised terms. The Company's share of the joint venture profits is now 30% but control of the venture remains unchanged. The remainder of the increase was the result of the continuation of project specific joint ventures. Equity in net income of non-consolidated joint ventures was $12.2 million in 1997 compared to $5.5 million in 1996. The increase resulted from the increased profitability in SHL and the commencement of operations in a project specific joint venture in the North Sea.

Administrative and general expenses

Administrative and general expenses in 1998 were $45.9 million compared to $31.4 million in 1997. The increase is largely due to the acquisition of the Ceanic businesses and an increased profit share provision. Administrative and general expenses in 1997 were $31.4 million compared to $30.1 million in 1996.

Write down of certain assets

During 1997 there was a write down of certain assets amounting to $4.2 million. In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS" No. 121) the write down of assets was largely the result of management's assessment that certain subsea assets were unlikely to generate sufficient cashflows to justify their current book value. These assets have been written down to what management considers to be their fair market value.

Non-operating (expense) income

Net interest expense In 1998 net interest expense decreased from $9.5 million in 1997 to $5.1 million as a result of lower borrowings subsequent to the equity offerings in 1997. Net interest expense in 1999 is likely to be substantially higher as a result of debt incurred to fund the acquisition of Ceanic. In 1997 net interest expense decreased from $11.0 million in 1996 to $9.5 million as a result of lower borrowings following the equity offerings in 1997.

Income taxes The Company recorded a net tax provision of $17.5 million in 1998, compared to $11.1 million in 1997 and a net tax benefit of $1.8 million in 1996. The increase in the tax provisions relate, for the most part, to increases in pre-tax income recognized in Norwegian and U.K. tax jurisdictions.

Cumulative effect of change in accounting policy

As a consequence of the Ceanic acquisition, the Company changed its accounting policy for drydocking from an accrual basis to a deferral basis. Under Accounting Principles Board Opinion No. 20 the Company is required to separately disclose the cumulative effect at December 1, 1997 separately. This amounted to $3.1 million net of tax.

Capital stock and earnings per share

On January 9, 1998 the Company completed a two-for-one stock split by means of a stock dividend distribution.

In June 1998 the Shareholders approved the creation of an additional class of shares. These Class A Shares have equivalent economic rights to Common Shares but are not entitled to vote. On June 25, 1998 the Company issued a stock dividend of one Class A Share for each two Common Shares.

In March 1997 8,050,000 Common Shares were sold by the Company and during November 1997 an additional 4,000,000 Common Shares were sold. Concurrent with the first offering the Company exchanged approximately $57.6 million of debt due to an affiliate of Stolt-Nielsen S.A. ("SNSA"), the Company's ultimate holding company, for

                                                    21 1998 ANNUAL REPORT [LOGO]


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14,000,000 of Class B Shares. Concurrent with the second offering SNSA sold
4,000,000 of Common Shares which had been converted from 8,000,000 Class B Shares. The cash effect of these transactions is discussed below.

All share and earnings per share information contained within the Annual Report have been restated to reflect the stock split and creation of Class A Shares.

Liquidity and capital resources

The primary liquidity needs of the Company are to fund working capital and capital expenditures. The Company's principal sources of funds have been cash generated from operations, borrowings from commercial banks and SNSA and fundings in the equity markets.

On December 19, 1997 the Company obtained a revolving credit facility led by Midland Bank plc and Den norske Bank ASA, which provides for a five year revolving credit line in the principal amount of $125.0 million, such principal reducing to $100.0 million and $75.0 million in years four and five respectively. The facility is based on the ratio of the Company's debt to EBITDA (as defined) and will range from LIBOR + 0.40% to LIBOR + 0.80% per annum.

As of November 30, 1998 the Company had available bank facilities of $171.1 million, of which $83.6 million were utilized, $66.0 million of the bank facilities utilized are classified as long-term debt.

As of November 30, 1998 the Company had long-term debt due to SNSA of $150.0 million. Subsequent to November 30, 1998, SCS has obtained a commitment for a new credit facility with Den norske Bank ASA, Bank of America NT&SA, Midland Bank plc and ASKL-CGER Bank nv/sa. This new facility is in the form of a five year revolving credit line. The initial available amount is $150.0 million which will be reduced by $12.5 million semi annually leaving $37.5 million due at maturity. This facility will be used to repay SNSA.

The Company expects to make capital expenditures of about $90.0 million in 1999 of which about $44.3 million was committed as of November 30,1998. Scheduled debt service is expected to be $24.0 million. Based on the current level of activity, cash from operations is expected to be about $90.0 million which results in a funding requirement of about $24.0 million. The Company has adequate facilities to meet this requirement.

Net cash provided by operating activities was $103.7 million during 1998 compared to $2.9 million in 1997. This large increase was a result of improved profitability during the year, a reduction in average accounts receivable days outstanding from 124 days in 1997 to 108 days (as adjusted for Ceanic) in 1998 and an increase in average accounts payable days outstanding from 90 days in 1997 to 117 days (as adjusted for Ceanic) in 1998.

Net cash provided by operating activities was $2.9 million during 1997 compared to $1.0 million of cash used by operating activities during 1996. The variation of $3.9 million was due to the changes in income from operations offset by a larger working capital requirement resulting from the increased activity level. At November 30, 1997 average accounts receivable days outstanding were approximately 124 days compared to 135 days at November 30, 1996. This decrease is a result of improved credit terms being negotiated with customers.

The year-to-year variations in the cash from operations are due to the fluctuations in net operating income as discussed above under "Results of operations."

Net cash used in investing activities in 1998 was $328.2 million compared to $101.3 million in 1997. In 1998 the acquisition of Ceanic accounted for $213.1 million, net of cash acquired of $4.3 million; $123.3 million was used to purchase fixed assets which was partly offset by dividends from non-consolidated joint ventures of $12.6 million.

Net cash used in investing activities was $101.3 million in 1997 compared to $33.6 million in 1996. In 1997 the expenditure was mainly on capital expenditure of $108.6 million which included the acquisition and completion of the Seaway Eagle and the purchase of the Seaway Hawk of $73.7 million, $8.5 million for ROVs, and $15.0 million on rigid flowline lay capabilities. Cash distributions from non-consolidated joint ventures were $7.0 million.

Net cash used in investing activities in 1996 was largely $40.2 million of capital expenditure including $28.8 million of expenditure on the Seaway Falcon, Seaway Osprey and Seaway Eagle. Cash distributions from non-consolidated joint ventures were $10.4 million.

Net cash provided by financing activities amounted to $225.3 million in 1998 compared to $102.3 million in 1997. This comprised a long-term loan from SNSA

22 STOLT COMEX SEAWAY [LOGO]


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Management's Discussion and Analysis of
Results of Operations and Financial Condition continued
--------------------------------------------------------------------------------

of $150.0 million, $66.0 million of new long-term debt, $4.1 million additional drawdown on short-term bank facilities and $5.8 million of release of restricted cash.

Net cash provided by financing activities was $102.3 million in 1997 compared to $36.5 million in 1996. The increase in 1997 was due to the net proceeds from two public offerings of Common Shares during the year, offset by the repayment of long-term debt and a decrease in funding from SNSA. Concurrent with the first of those offerings, the Company exchanged approximately $57.6 million of debt due to SNSA into 14,000,000 Class B Shares. This exchange was a non-cash transaction.

In 1996 financing provided net cash of $36.5 million which consisted principally of borrowing from SNSA of $42.4 million, drawdowns on the Company's overdraft facilities of approximately $7.4 million, and principal repayments on long-term debt of $17.7 million.

Multi-currency activities

The reporting currency of the Company is the U.S. dollar. The majority of net operating revenue and expenses are denominated in the functional currency of the individual operating subsidiaries. In the North Sea region, which has been the most significant part of the business, the functional currencies are the Norwegian kroner and the British pound. The impact of the introduction of the Euro is separately discussed below.

The Company ceased to treat activities in Brazil as occurring in a hyperinflationary environment with effect from December 1, 1997 as a result in a change in the status of this economy as determined by inflation factors laid down by the Securities and Exchange Commission ("SEC").

The Company enters into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with its committed exposures. The Company does not engage in foreign currency speculation.

Euro

The Company has carried out an initial review of the impact of carrying out business in an additional currency, and it is anticipated that there is unlikely to be a material impact on the Company in the short-term. Those financial systems which must be upgraded to provide Euro compliance will be upgraded by March 31, 1999. Any foreign exchange risks will be assessed and managed as part of the Company's foreign exchange program. The longer term implications of the Euro on the Company will be assessed during 1999.

The Year 2000 issue

The Company has established a company-wide initiative to identify, evaluate and address Year 2000 issues. Beginning in 1997 the Company's Year 2000 effort encompasses five main areas; asset integrity, information technology, infrastructure, business systems and commercial integrity, and is split into five main phases. These phases, the first three of which are largely complete are; an awareness program for the Company's staff, a complete inventory of the issues, development of an action plan, testing and redevelopment of systems and the development of a business contingency plan. In addition the project includes a review of the Year 2000 compliance efforts of key suppliers, customers and other principal business partners.

Work is progressing on the testing and redevelopment phase of the project and this is planned to be substantially complete by June 1999 for all those areas assessed to be of high or medium impact to the business. The Company's ability to meet that target is dependent on a variety of factors including the timely provision of necessary upgrades and notifications by suppliers. In addition the Company has no method of ensuring that third parties who supply essential services such as utilities will convert their critical systems and processes in a timely manner. Failure or delay by any of these parties could significantly disrupt the business. However a supplier compliance program has been established and the Company is working with its key suppliers to minimize such risks.

It is currently estimated that the Company will incur approximately $0.6 million of expenses through 2000 in connection with the efforts on Year 2000 issues. At November 30, 1998 the Company has incurred $0.1 million. The timing of the expenses may vary and are not necessarily an indication of the progress to date on the project.

The Company has started contingency planning for critical operational areas that may be affected by the Year 2000 issue and expects to have a full plan in place by June 1999. This will include contingency plans which may be required should any third parties fail to achieve Year 2000 compliance.
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                                                    23 1998 ANNUAL REPORT [LOGO]


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While the Company believes its efforts to address the Year 2000 issue will be successful in avoiding any material adverse effect on the Company's operations or functional condition, it recognizes that failing to resolve Year 2000 issues on a timely basis would, in a "most reasonably likely worst case scenario," significantly limit its ability to provide its services for a period of time, especially if such failure occurs in conjunction with third party or infrastructure failures.

Similarly, the Company could be significantly affected by the failure of one or more significant suppliers, customers or components of the infrastructure, to conduct their respective activities after 1999. Adverse effects on the Company could include, among other things, business disruption, increased costs, and loss of business.

Subsequent events

On December 9, 1998, the Company acquired the Remotely Operated Vehicle business of Dolphin Offshore AS for $16.9 million.

On January 14, 1999, the Company signed a letter of intent with J. Ray McDermott pursuant to which the Company will acquire the Gulf of Mexico Diving Division of
J. Ray McDermott. The transaction is subject to certain conditions and is expected to close in March 1999.

Subsequent to November 30, 1998, the Company reached agreement for a new credit facility with Den norske Bank ASA, Bank of America NT & SA, Midland Bank plc and ASKL-CGER Bank nv/sa. This new facility is in the form of a five year revolving credit line. The initial available amount is $150.0 million which will be reduced by $12.5 million semi annually leaving $37.5 million due at maturity. This facility will be used to repay SNSA.

Market risk discussion

Currency rate exposure The Company is exposed to market risk, including changes in interest rate and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposure and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities or receipts created in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with a duration of generally less than twelve months.

The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time and confidence level. The Company estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would not materially affect the consolidated financial position, results of operations or cash flow. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rate exposure Based on the Company's overall interest rate exposure as of the year ended November 30, 1998, a near-term change in interest rates would not materially affect the consolidated financial position, results of operations or cash flows.

A discussion of the Company's accounting policies for financial instruments is included in the Accounting Policies in the notes to the consolidated financial statements, and disclosure relating to the financial instruments is included in the Fair Value of Financial Instruments note (Note 23).

Impact of new accounting standards

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditure. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs

24 STOLT COMEX SEAWAY [LOGO]


---------------------------------------------------------------
Management's Discussion and Analysis of
Results of Operations and Financial Condition continued
--------------------------------------------------------------------------------

incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. SCS has not determined the impact that this SOP will have on its consolidated financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," have been issued and are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 130 and SFAS No. 131 is not expected to have a significant effect on the Company's financial statements or disclosures.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

The Company has not yet quantified the impacts of adopting SFAS No. 133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

Forward Looking Statements

Certain statements in this Annual Report, including the Message from the Chairman and Operational Review from the Chief Executive Officer, constitute 'forward-looking statements' as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; project performance; availability and reliability of ships and other assets; availability, terms, and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; and adverse weather conditions. Additional information concerning these as well as other factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1997. Copies of these filings may be obtained by contacting the Company or the SEC.

                                                    25 1998 ANNUAL REPORT [LOGO]


-----------------------------------
Selected Consolidated
Financial Data
--------------------------------------------------------------------------------

                                                                       ===========================================================
For the years ended November 30, (in millions, except per share data)     1998          1997        1996         1995         1994
                                                                       -----------------------------------------------------------
Net operating revenue                                                   $649.8        $431.1      $313.4       $327.0       $266.9
Non-recurring items                                                         --        $ (3.1)         --       $ (9.0)          --
Net operating income (loss)                                             $ 77.7        $ 54.5      $ (3.4)      $ 19.2       $(22.7)
Cumulative effect of change in accounting policy                        $  3.1            --          --           --           --
Net income (loss)                                                       $ 57.3        $ 39.0      $(14.9)      $  2.0       $(16.6)
Net income (loss) per Common Share and
  Common Share equivalents before cumulative
  effect of change in accounting policy(a)
    Basic                                                               $ 0.92        $ 0.83      $(0.50)      $ 0.07       $(0.55)
    Diluted                                                             $ 0.91        $ 0.82      $(0.50)      $ 0.07       $(0.55)
Net income (loss) per Common Share and
  Common Share equivalents cumulative effect
  of change in accounting policy(a)
    Basic                                                               $ 0.05        $   --      $   --       $   --       $   --
    Diluted                                                             $ 0.05        $   --      $   --       $   --       $   --
Net income (loss) per Common Share and
  Common Share equivalents(a)
    Basic                                                               $ 0.97        $ 0.83      $(0.50)      $ 0.07       $(0.55)
    Diluted                                                             $ 0.96        $ 0.82      $(0.50)      $ 0.07       $(0.55)
Weighted average number of Common Shares and
  Common Share equivalents outstanding(a)
    Basic                                                                 59.0          47.0        30.0         30.0         30.0
    Diluted                                                               60.0          47.6        30.0         30.0         30.0
                                                                        ==========================================================

As of November 30, (in millions, except per share data)                   1998          1997        1996         1995         1994
                                                                        ----------------------------------------------------------
Current assets less current liabilities (including
  current portion of long-term debt and capital
  lease obligations and debt due to SNSA)                               $ 67.4        $ 78.7      $(20.0)      $ 12.2       $(21.5)
Long-term assets                                                        $574.2        $275.0      $207.7       $196.6       $177.9
Long-term debt, including long-term debt
  due to SNSA, and capital lease obligations
  (including current portion)                                           $221.2        $  2.6      $154.5       $128.3       $112.8
Other long-term liabilities                                             $ 22.5         $ 3.5      $  4.2       $  6.6       $  4.6
Shareholders' equity                                                    $400.6        $348.0      $ 76.9       $ 90.9       $ 87.6
Book value per Common Share and
  Common Share equivalents(a)
    Basic                                                               $ 6.79        $ 7.40      $ 2.56       $ 3.03       $ 2.92
    Diluted                                                             $ 6.68        $ 7.31      $ 2.56       $ 3.03       $ 2.92
Weighted average number of Common Shares and
  Common Share equivalents outstanding(a)
    Basic                                                                 59.0          47.0        30.0         30.0         30.0
    Diluted                                                               60.0          47.6        30.0         30.0         30.0
Total number of Common Shares and
  Common Share equivalents outstanding(a)                                 59.0          59.0        30.0         30.0         30.0
                                                                        ==========================================================

(a) All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

26 STOLT COMEX SEAWAY [LOGO]


-----------------------------------
Report of Independent
Public Accountants
--------------------------------------------------------------------------------

To Stolt Comex Seaway S.A.

We have audited the accompanying consolidated balance sheets of Stolt Comex Seaway S.A. (a Luxembourg company) and its subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Comex Seaway S.A. and subsidiaries as of November 30, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the consolidated financial statements, effective December 1, 1996 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." In addition, as explained in Note 2 to the consolidated financial statements, effective December 1, 1997 the Company changed its method of accounting for drydock costs.

Arthur Andersen
Edinburgh, Scotland
February 24, 1999

                                                    27 1998 ANNUAL REPORT [LOGO]


-----------------------------------
Consolidated
Statements of Income
--------------------------------------------------------------------------------

                                                                        ===================================
For the years ended November 30, (in thousands, except per share data)       1998         1997         1996
                                                                        -----------------------------------
Net operating revenue                                                   $ 649,764    $ 431,126    $ 313,358
Operating expenses                                                       (540,891)    (353,361)    (292,177)
                                                                        -----------------------------------
  Gross profit - $                                                        108,873       77,765       21,181
               - %                                                           16.8%        18.0%         6.8%
Equity in net income of non-consolidated joint ventures                    14,761       12,242        5,483
Administrative and general expenses                                       (45,911)     (31,363)     (30,101)
Write down of certain assets (Note 7)                                          --       (4,157)          --
                                                                        -----------------------------------
  Net operating income (loss)                                              77,723       54,487       (3,437)
                                                                        -----------------------------------
Non-operating (expense) income:
Interest expense                                                           (6,407)     (10,209)     (11,452)
Interest income                                                             1,305          758          486
Foreign currency exchange (loss) gain, net                                   (393)          65           53
Other (expense) income, net                                                  (443)       5,038       (2,310)
                                                                        -----------------------------------
  Income (loss) before income taxes                                        71,785       50,139      (16,660)
Income tax (provision) benefit (Note 9)                                   (17,537)     (11,138)       1,758
                                                                        -----------------------------------
Net income before cumulative effect of a
  change in accounting policy                                              54,248       39,001      (14,902)
Cumulative effect of change in accounting policy, net of tax                3,060           --           --
                                                                        -----------------------------------
  Net income (loss)                                                     $  57,308    $  39,001    $ (14,902)
                                                                        -----------------------------------
Earnings per Common Share:
Netincome (loss) per Common Share and Common Share equivalents before cumulative effect of change in accounting policy
    Basic                                                               $    0.92    $    0.83    $   (0.50)
    Diluted                                                             $    0.91    $    0.82    $   (0.50)
Net income (loss) per Common Share equivalents cumulative
  effect of change in accounting policy
    Basic                                                               $    0.05    $      --    $      --
    Diluted                                                             $    0.05    $      --    $      --
Net income (loss) per Common Share and Common Share equivalents
    Basic                                                               $    0.97    $    0.83    $   (0.50)
    Diluted                                                             $    0.96    $    0.82    $   (0.50)
Weighted average number of Common Shares and Common Share equivalents outstanding (Note 2)
    Basic                                                                  58,999       47,043       30,000
    Diluted                                                                59,979       47,616       30,000
                                                                        ===================================

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.
All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

28 STOLT COMEX SEAWAY [LOGO]


-----------------------------------
Consolidated
Balance Sheets
--------------------------------------------------------------------------------

                                                                              =====================
As of November 30, (in thousands, except share data)                               1998        1997
ASSETS
Current assets:                                                               ---------------------
Cash and cash equivalents                                                     $   9,375   $   8,345
Restricted cash deposits (Note 4)                                                 1,246         762
Trade receivables (Note 5)                                                      239,069     146,704
Inventories and work-in-progress (Note 6)                                        27,076      10,882
Prepaid expenses and other current assets                                        26,060      15,707
                                                                              ---------------------
  Total current assets                                                          302,826     182,400
                                                                              ---------------------
Fixed assets, at cost (Note 7)                                                  549,327     356,249
Less accumulated depreciation and amortization (Note 7)                         140,482     111,850
                                                                              ---------------------
                                                                                408,845     244,399
                                                                              ---------------------
Deposits and long-term receivables                                                9,523       1,386
Investments in and advances to non-consolidated joint ventures (Note 8)          12,749       8,357
Deferred taxes (Note 9)                                                           2,954       4,973
Goodwill and other intangible assets (Note 2)                                   136,565      12,046
Prepaid pension asset (Note 10)                                                   3,575       3,815
                                                                              ---------------------
  Total assets                                                                $ 877,037   $ 457,376
                                                                              =====================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:                                                          ---------------------
Bank overdrafts (Note 11)                                                     $  17,645   $  13,399
Current maturities of long-term debt and capital lease obligations (Note 12)      2,673         395
Accounts payable and accrued liabilities (Note 13)                              158,374      57,346
Accrued salaries and benefits                                                    26,010      17,360
Other current liabilities                                                        30,688      15,242
                                                                              ---------------------
  Total current liabilities                                                     235,390     103,742
                                                                              ---------------------
Long-term debt and capital lease obligations (Note 12)                           68,575       2,174
Long-term debt due to SNSA (Note 14)                                            150,000          --
Deferred taxes (Note 9)                                                          19,905          --
Minority interests (Note 21)                                                         --         618
Other non-current liabilities                                                     2,617       2,850
                                                                              ---------------------
                                                                                241,097       5,642
                                                                              ---------------------
Commitments and contingencies (Notes 16 and 22)
Shareholders' equity: (Note 18)
Common Shares, $2.00 par value--34,000,000 shares authorized
  (1997: 34,000,000), 22,365,477 (1997: 22,291,576) shares issued
  and outstanding at November 30, 1998 and 1997, respectively                    44,731      44,584
Class A Shares, $2.00 par value--68,000,000 shares authorized
  (1997: nil), 19,679,987 (1997: nil) shares issued and outstanding
  at November 30, 1998 and 1997, respectively                                    39,360          --
Class B Shares, $2.00 par value--34,000,000 shares authorized
  (1997: 34,000,000), 34,000,000 (1997: 34,000,000) shares issued
  and outstanding at November 30, 1998 and 1997, respectively                    68,000      68,000
Paid-in surplus                                                                 178,290     217,770
Retained earnings                                                                84,869      27,561
Cumulative translation adjustments                                              (14,700)     (9,923)
                                                                              ---------------------
  Total shareholders' equity                                                    400,550     347,992
                                                                              ---------------------
  Total liabilities and shareholders' equity                                  $ 877,037   $ 457,376
                                                                              =====================

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.
All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

                                                    29 1998 ANNUAL REPORT [LOGO]


-----------------------------------
Consolidated Statements
of Shareholders' Equity
--------------------------------------------------------------------------------

                                            ==========================================================================
                                                                                                           Cumulative
                                              Common      Class A      Class B      Paid-in     Retained   translation
(in thousands, except share data)             Shares       Shares       Shares      surplus     earnings   adjustments
----------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1995                  $ 12,000      $    --     $ 56,000     $ 23,795     $  3,462     $ (4,310)
Net loss                                          --           --           --           --      (14,902)          --
Translation adjustments, net                      --           --           --           --           --          855
Exercise of stock options                         14           --           --           17           --           --
----------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996                    12,014           --       56,000       23,812      (11,440)      (3,455)
Issuance of 8,050,000 Common Shares
   by way of Public Offering                  16,100           --           --       48,640           --           --
Exchange of debt for 14,000,000
   Class B Shares                                 --           --       28,000       29,593           --           --
Issuance of 4,000,000 Common Shares
   by way of Public Offering                   8,000           --           --      107,057           --           --
Conversion of 8,000,000 Class B Shares
   into Common Shares                          8,000           --      (16,000)       8,000           --           --
Net income                                         -           --           --           --       39,001           --
Translation adjustments, net                       -           --           --           --           --       (6,468)
Exercise of stock options                        470           --           --          668           --           --
----------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997                    44,584           --       68,000      217,770       27,561       (9,923)
Issuance of 19,678,987 Class A Shares
   by way of a Stock Dividend                     --       39,358           --      (39,722)          --           --
Net income                                        --           --           --           --       57,308           --
Translation adjustments, net                      --           --           --           --           --       (4,777)
Exercise of stock options                        147            2           --          242           --           --
----------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998                   $44,731      $39,360      $68,000     $178,290     $ 84,869     $(14,700)
======================================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.
All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

30 STOLT COMEX SEAWAY [LOGO]


-----------------------------------
Consolidated Statements
of Cash Flows
--------------------------------------------------------------------------------

                                                                              ================================
For the years ended November 30, (in thousands)                                    1998        1997       1996
                                                                              --------------------------------
Cash flows from operating activities:
Net income (loss)                                                             $  57,308   $  39,001   $(14,902)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
  Depreciation and amortization                                                  35,548      25,480     25,550
  Amortization of drydock costs                                                   2,700          --         --
  Deferred tax provision on cumulative effect of change in accounting policy        926          --         --
  Cumulative effect of change in accounting policy                               (3,986)         --         --
  Equity in earnings of non-consolidated joint ventures                         (14,761)    (12,242)    (5,483)
  Minority interest in consolidated subsidiaries                                    360         150        (37)
  Deferred tax provision (benefit)                                                9,102       9,147     (2,821)
  Loss on disposal of subsidiary                                                     --          --      2,180
  Loss (gain) on sale of assets                                                     342      (4,856)      (231)
  Write down of certain assets                                                       --       4,157         --
  Other, net                                                                        851       2,534     (2,197)
Changes in assets and liabilities, net of acquisitions:
  Increase in trade receivables                                                 (22,245)    (39,130)   (24,751)
  Decrease (increase) in prepaid expenses and other current assets                4,000      (3,599)    (2,795)
  Decrease (increase) in inventories and work-in-progress                        11,560      (2,427)    (1,348)
  Increase (decrease) in accounts and notes payable                              37,798     (10,094)    22,493
  Increase in accrued salaries and benefits                                       8,325       1,467      1,126
  (Decrease) increase in other current liabilities                              (17,346)     (6,659)     2,228
  Payments of drydock costs                                                      (6,815)         --         --
                                                                              --------------------------------
  Net cash provided by (used in) operating activities:                          103,667       2,929       (988)
                                                                              --------------------------------
Cash flows from investing activities:
  Acquisition of subsidiaries, net of cash acquired                            (213,147)         --         --
  Purchase of fixed assets                                                     (123,284)   (108,609)   (40,216)
  Increase in restricted cash deposits for purchase of fixed asset                   --          --     (3,878)
  Proceeds from sale of assets                                                      938         157        500
  Purchase of minority interest                                                  (1,030)         --         --
  Increase in investments and other long-term financial assets                   (4,223)        117       (367)
  Dividends from non-consolidated joint ventures                                 12,586       7,031     10,380
                                                                              --------------------------------
  Net cash (used in) investing activities                                      (328,160)   (101,304)   (33,581)
                                                                              --------------------------------
Cash flows from financing activities
  Net increase in bank overdrafts                                                 4,091       5,745      7,356
  Proceeds from issuance of long-term debt                                       66,000          --        600
  Repayments of long-term debt                                                     (969)    (65,097)   (17,731)
  Decrease in restricted cash deposits securing capital
    lease obligations and long-term debt                                          5,794       4,550      4,670
  Repayments of capital lease obligations                                           (22)       (257)      (887)
  Increase (decrease) in funding from affiliate                                 150,000     (23,541)    42,411
  Proceeds from the issuance of Common Shares                                        --     179,797         --
  Exercise of stock options                                                         391       1,138         31
                                                                              --------------------------------
  Net cash provided by financing activities                                     225,285     102,335     36,450
                                                                              --------------------------------
  Effect of exchange rate changes on cash                                           238         359        (18)
                                                                              --------------------------------
  Net increase in cash and cash equivalents                                       1,030       4,319      1,863
  Cash and cash equivalents at beginning of year                                  8,345       4,026      2,163
                                                                              --------------------------------
  Cash and cash equivalents at end of year                                    $   9,375   $   8,345   $  4,026
                                                                              ================================

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                                                    31 1998 ANNUAL REPORT [LOGO]


-----------------------------------
Notes to Consolidated
Financial Statements
--------------------------------------------------------------------------------

1. THE COMPANY
--------------

Stolt Comex Seaway S.A. ("the Company" or "SCS") is one of the largest subsea services contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America, and North America.

The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

Over the past three years over sixty percent of the Company's revenue has been generated from work performed in the North Sea. During the year, revenue from one customer represented $137.6 million or 21% (1997: $39.3 million or 9.1% and 1996: $41.1 million or 13.1%) of net operating revenue.

The Company has investments in several joint ventures, the most significant of which is Seaway Heavy Lifting Limited, a joint venture with a subsidiary of the Russian oil company, Lukoil-Kaliningradmorneft plc ("Lukoil"). This joint venture conducts installation, construction support and decommissioning activities with its heavy lift ship, the Stanislav Yudin. During the year the joint venture was extended for a further three years on revised terms. The Company's share of the joint venture profits is now 30% but control of the venture remains unchanged. In accordance with the agreement, the joint venture has timechartered the ship from Lukoil since 1992. In 1998 charterhire was $4.2 million.

The remainder of the joint ventures in which the Company has interests have been entered into on project specific bases to enhance the range of services provided to the customer. In these joint ventures the Company will typically have interests ranging from 22% to 50%.

2. ACCOUNTING POLICIES
----------------------

Principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. and include the accounts of all majority-owned companies. All significant intercompany transactions and balances have been eliminated. The Company accounts for its non-consolidated joint ventures under the equity method.

Foreign currency translation

The Company, incorporated in Luxembourg, has U.S. dollar ("$") share capital, and dividends are expected to be paid in U.S. dollars. As a result the Company's reporting currency is the U.S. dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. dollars. Assets and liabilities denominated in foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of shareholders' equity as Cumulative Translation Adjustments ("CTA"). Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange (loss) gain, net" in the accompanying consolidated statements of income. The functional currencies of the companies that comprise the North Sea region are Norwegian kroner and British pounds. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, Gulf of Mexico, SEAME and South America regions.

The Company ceased to treat activities in Brazil as occurring in a hyperinflationary environment with effect from December 1, 1997 as a result of a change in the status of this economy as determined by inflation factors laid down by the Securities and Exchange Commission ("SEC").

The Company uses various financial instruments to reduce its exposure to currency fluctuations. All of the instruments used are hedges against underlying operating or balance sheet exposures and the Company does not enter into open speculative positions. Accordingly, the Company recognizes gains or losses only on the completion of the underlying transaction. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in later periods. The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $11.5 million (1997: $10.1 million) and to sell was $5.0 million (1997: $10.2 million) at November 30, 1998.

32 STOLT COMEX SEAWAY [LOGO]


-----------------------------------

Notes continued
--------------------------------------------------------------------------------

Revenue recognition

Long-term contracts are accounted for using the percentage of completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business. The majority of such items are settled by the customers, but occasionally there is a time lag between the end of the project and the agreement of such variation orders. In these instances management make estimates of the recoverability of the sums involved and establish a reserve against related contract receivables. The net amounts recoverable at November 30, 1998 amounted to $1.9 million (1997: $3.8 million).

Fixed assets

Fixed assets are recorded at cost or fair market value at acquisition. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. Capitalized interest was $0.2 million for the year ended November 30, 1998 (1997: $1.1 million and 1996:
$ nil). Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

   Construction support ships                        6 to 25 years
   Operating equipment                               7 to 10 years
   Buildings                                        20 to 33 years
   Other assets                                      5 to 10 years

Ships are depreciated to a residual value of 10% of acquisition cost which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

Costs for fitting out construction support ships are capitalized and amortized over a period similar to the remaining useful life of the related equipment. Permanent marine stocks on ships are depreciated in a manner similar to their related ships.

Depreciation expense, which includes amortization of assets under capital leases, was approximately $33.1 million for the year ended November 30, 1998 (1997 and 1996: $25.0 million).

On December 1, 1997 the Company changed its accounting policy for drydocking from an accrual basis to a deferral basis. Amortization of capitalized drydock costs was $2.7 million for the year. The unamortized portion of capitalized drydock costs of $6.2 million is included in "Deposits and long-term receivables" in the accompanying consolidated balance sheet at November 30, 1998. At November 30, 1997 the drydocking accrual amounted to $3.7 million.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if the change in accounting policy occurred at the beginning of each respective year:

                                               For the years ended November 30,
                                               ================================
(in thousands, except
per share data)                                         1997               1996
                                               --------------------------------
Net income (loss)                                    $40,617           $(15,539)
Net income (loss) per share:
  Basic                                              $  0.86           $  (0.52)
  Diluted                                            $  0.85           $  (0.52)
                                               ================================

Maintenance and repair costs, which are expensed as incurred, were $17.2 million for the year ended November 30, 1998 (1997 and 1996: $21.4 million and $19.6 million, respectively).

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight line basis over 15 to 30 years. Patents and brand names are being amortized over 5 and 30 years, respectively. The acquisition of Ceanic (Note 3) generated goodwill of $114.8 million. Additional intangible assets acquired with Ceanic amounted to $12.2 million. At November 30, 1998 accumulated amortization of goodwill and other intangible assets was $5.3 million (1997: $2.8 million).

Cash and cash equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

                                                    33 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

Earnings per share

Earnings per share is computed using the weighted average number of Common, Class A Shares, and Class B Shares and equivalents outstanding during each period. The computation for the year ended November 30, 1998 is based upon the following:

                                                              As of November 30,
                                      ==========================================
                                            1998            1997            1996
                                      ------------------------------------------
Basic:
Class A Shares                        19,658,881              --              --
Class B Shares                        17,000,000      17,000,000      17,000,000
Common Shares                         22,340,015      30,043,000      13,000,000
                                      ------------------------------------------
Total                                 58,998,896      47,043,000      30,000,000
                                      ==========================================
Diluted:
Class A Shares                        19,984,457              --              --
Class B Shares                        17,000,000      17,000,000      17,000,000
Common Shares                         22,994,532      30,616,000      13,000,000
                                      ------------------------------------------
Total                                 59,978,989      47,616,000      30,000,000
                                      ==========================================
Basic                                 58,998,896      47,043,000      30,000,000
Potentially dilutive
  share options                          980,093         573,000              --
                                      ------------------------------------------
Diluted                               59,978,989      47,616,000      30,000,000
                                      ==========================================

Class B Shares have only 50% of the economic rights of Common and Class A
Shares.

All earnings per share information has been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

Stock based compensation

The Company has elected to account for its stock based compensation awards to employees and directors under Accounting Principles Board ("APB") Opinion No. 25 and to provide the disclosures required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") in Note 19.

Consolidated statement of cash flows

Cash interest (net of amount capitalized) and cash paid for income taxes during the year ended November 30, 1998 were $2.1 million and $5.5 million respectively, (1997: $9.2 million and $0.9 million respectively and 1996: $8.0 million and $(0.9) million respectively). During the year ended November 30, 1997 debt due to Stolt-Nielsen S.A. ("SNSA"), of $57.6 million was converted into 14,000,000 Class B Shares concurrent with the March 1997 equity offering. This was treated as a non-cash transaction.

The Company completed two non-cash, asset swap transactions with third parties during the year to November 30, 1997. The fair value of the assets received was $9.1 million.

Impact of new accounting standards

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditure. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. SCS has not determined the impact that this SOP will have on its consolidated financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," have been issued and are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 130 and SFAS No. 131 is not expected to have a significant effect on the Company's financial statements or disclosures.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently

34 STOLT COMEX SEAWAY [LOGO]


-----------------------------------

Notes continued
--------------------------------------------------------------------------------

in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

The Company has not yet quantified the impacts of adopting SFAS No. 133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

3. BUSINESS ACQUISITION
-----------------------

In August 1998 the Company acquired Ceanic Corporation, (later renamed Stolt Comex Seaway Inc.), for a cash purchase price of approximately $218.9 million, including transaction costs. The transaction was accounted for under the purchase method of accounting.

The Company does not believe that the final purchase price allocation will differ significantly from the preliminary allocation.

The purchase price generated goodwill of approximately $114.8 million which is being amortized over 25 years.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and the former Ceanic Corporation as if the acquisition occurred at the beginning of each respective year. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit and tax benefits related to additional interest charges (unaudited):

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

                                               For the years ended November 30,
                                         ======================================
(in thousands, except
per share data)                              1998           1997           1996
                                         --------------------------------------
Net operating revenue                    $769,584       $561,608       $418,059
Net income (loss) before
  cumulative effect of
  change in accounting
  policy                                 $ 41,051       $ 26,906       $(24,967)
Cumulative effect of change
  in accounting policy                   $  3,060       $     --       $     --
Net income (loss)                        $ 44,111       $ 26,906       $(24,967)
Net income (loss) per share
  before cumulative effect
  of change in accounting
  policy:
    Basic                                $   0.70       $   0.57       $  (0.83)
    Diluted                              $   0.69       $   0.57       $  (0.83)
Net income (loss) per share
  cumulative effect of
  change in accounting
  policy:
    Basic                                $   0.05       $     --       $     --
    Diluted                              $   0.05       $     --       $     --
Net income (loss) per share:
    Basic                                $   0.75       $   0.57       $  (0.83)
    Diluted                              $   0.74       $   0.57       $  (0.83)
                                         ======================================

4. RESTRICTED CASH DEPOSITS
---------------------------

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third party obligations. There are no significant conditions on the restricted cash balances.

5. TRADE RECEIVABLES
--------------------

Trade receivables at November 30, 1998 of $239.1 million (1997: $146.7 million) are net of allowances for doubtful accounts of $4.7 million (1997: $2.2 million). Included in trade receivables at November 30, 1998 was $94.6 million (1997: 37.4 million) of unbilled receivables.

                                                    35 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

6. Inventories and work-in-progress
-------------------------------------

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

                                                              As of November 30,
                                                          ======================
(in thousands)                                               1998           1997
                                                          ----------------------
Work-in progress and mobilizations                        $13,205        $ 5,680
Materials and supplies                                      9,983          1,290
Spare parts                                                 2,646          2,868
Fuels                                                       1,229          1,044
Other                                                          13             --
                                                          ----------------------
                                                          $27,076        $10,882
                                                          ======================

Costs are generally determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset. Progress payments relating to work-in-progress were $nil at November 30, 1998 (1997: $2.0 million).

7. FIXED ASSETS, NET
--------------------

Fixed assets comprise the following:

                                                              As of November 30,
                                ================================================
(in thousands)                             1998                      1997
                                ------------------------------------------------
Operating equipment             $247,241           45%    $116,818           33%
Construction support
  ships                          270,191           49      215,302           60
Land and buildings                16,980            3       15,310            4
Other assets                      14,915            3        8,819            3
                                -----------------------------------------------
                                $549,327          100%    $356,249          100%
                                ===============================================
Less: Accumulated
  depreciation and
  amortization                   140,482                   111,850
                                -----------------------------------------------
                                $408,845                  $244,399
                                ===============================================

During the year ended November 30, 1997 the Company recognized a SFAS No. 121 impairment loss of $4.2 million. This loss related to certain subsea assets developed by the Company which were unable to generate sufficient utilization and therefore cashflows to support their net book value at this time. These assets were written down to values considered by management to be an assessment of their fair market value. In addition a small number of obsolete items were also written down to $nil as management considered it unlikely that they would be utilized in future years.

During 1997 the Company completed two asset swap transactions with third parties and recognized a gain of $4.9 million. This gain was included in other income (expense), net in the income statement.

8. INVESTMENTS IN AND ADVANCES TO
   NON-CONSOLIDATED JOINT VENTURES
----------------------------------

Investments in and advances to non-consolidated joint ventures comprise the following:

                                                             As of November 30,
                                                             ==================
(in thousands)          Geographical Location                   1998       1997
                                                             ------------------
Seaway Heavy Lifting    Cyprus                               $ 7,652     $5,488
Project joint ventures  Norway, SEAME(a)                       2,487      2,671
Other                   Norway, SEAME(a)                       2,610        198
                                                             ------------------
                                                             $12,749     $8,357
                                                             ==================

(a) Southern Europe, Africa and the Middle East.

Taxation in respect of project joint ventures has been included in the results of the relevant subsidiaries. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements is as follows:

Income statement data:

                                                For the years ended November 30,
                                           =====================================
(in thousands)                                 1998           1997          1996
                                           -------------------------------------
Net operating revenue                      $140,651       $150,758       $90,272
Gross profit                               $ 28,258       $ 43,909       $20,598
Net income                                 $ 29,531       $ 32,822       $11,224
                                           =====================================

Balance sheet data:

                                                              As of November 30,
                                                        ========================
(in thousands)                                             1998             1997
                                                        ------------------------
Current assets                                          $66,074          $50,721
Non-current assets                                      $20,803          $   834
Current liabilities                                     $48,248          $31,287
Non-current liabilities                                 $15,939          $ 3,000
                                                        ========================

36 STOLT COMEX SEAWAY [LOGO]


-----------------------------------

Notes continued
--------------------------------------------------------------------------------

For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 1998, 1997 and 1996 respectively; charter hire of $16.7 million, $11.0 million, $2.8 million and other expenses $1.8 million, $3.8 million, $19.1 million. The joint ventures also received revenue of $2.9 million, $2.1 million, $nil from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $1.5 million and $nil and amounts receivable by the Company of $10.8 million and $8.3 million at November 30, 1998 and 1997 respectively.

9. INCOME TAXES
---------------

The income tax (provision) benefit is as follows:

                                               For the years ended November 30,
                                          =====================================
(in thousands)                                1998           1997          1996
                                          -------------------------------------
Current                                   $ (8,435)      $ (1,991)      $(1,063)
Deferred                                    (9,102)        (9,147)        2,821
                                          -------------------------------------
Income tax (provision)
  benefit                                 $(17,537)      $(11,138)      $ 1,758
                                          =====================================

The tax effects of temporary differences and net operating loss carryforwards at November 30, 1998 and 1997 are as follows:

                                                             As of November 30,
                                                        =======================
(in thousands)                                              1998           1997
                                                        -----------------------
Net operating loss carryforwards                        $ 22,694       $ 30,240
  Other accruals, net                                      7,127            568
  Fixed assets                                           (39,481)       (15,865)
                                                        -----------------------
Net deferred tax liability asset before
  valuation allowance                                     (9,660)        14,943
Valuation allowance                                       (7,291)        (9,970)
                                                        -----------------------
Net deferred tax (liability) asset                      $(16,951)      $  4,973
                                                        -----------------------
Deferred tax asset                                      $  2,954       $  9,949
Deferred tax liability                                   (19,905)        (4,976)
                                                        -----------------------
                                                        $(16,951)      $  4,973
                                                        =======================

A valuation allowance has been recorded to reduce the deferred tax assets to an amount that management believe is more likely than not to be realized.

French and U.K. companies have unused net operating loss carryforwards, on a tax-effected basis, of $7.6 million and $11.0 million respectively, at November 30, 1998. The U.K. tax losses may be carried forward indefinitely. The French unused net operating loss carryforwards may be carried forward as follows:

(in thousands)                                           Year ended November 30,
================================================================================
Expires 1999                                                             $ 1,995
        2000                                                                 374
        2003                                                               1,058
        2004                                                                 613
        2005                                                                 545
        Unlimited                                                          2,965
--------------------------------------------------------------------------------
                                                                         $ 7,550
================================================================================

The Company also had, at November 30, 1998 approximately $0.4 million of net operating loss carryforwards, on a tax-effected basis, in Brazil and $1.5 million of net operating loss carryforwards, on a tax-effected basis, in Australia, both of which can also be carried forward indefinitely. There are net operating loss carryforwards, on a tax-effected basis in Canada of $1.3 million which expire through 2005.

                                                    37 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

The income tax (provision) benefit at the Company's effective tax rate differs from the income tax (provision) benefit at the statutory rate. Principal reconciling items include the following:

For the year ended November 30, 1998 (in thousands)          U.S.       Norway         U.K.        Other         Total
----------------------------------------------------------------------------------------------------------------------
Pretax income                                              $1,053      $27,242      $30,988      $12,502       $71,785
Utilization of prior year losses                               --           --           --       (7,350)       (7,350)
Income in non-taxable areas                                    --           --           --       (5,918)       (5,918)
Losses for which no benefit is recognized                     936           --           --        8,811         9,747
----------------------------------------------------------------------------------------------------------------------
Taxable income                                              1,989       27,242       30,988        8,045        68,264
Statutory tax rate                                             34%          28%          31%          10%           28%
----------------------------------------------------------------------------------------------------------------------
Tax at statutory rate                                        (676)      (7,628)      (9,606)        (815)      (18,725)
Non-deductible depreciation and amortization                  (28)         (53)         (98)        (202)         (381)
Non-taxable dividend income from joint ventures                --           --           --        1,734         1,734
Exchange gain                                                  --           --           --           49            49
Other                                                        (657)          29          265          149          (214)
----------------------------------------------------------------------------------------------------------------------
Income tax (provision) benefit                            $(1,361)     $(7,652)     $(9,439)     $   915      $(17,537)
======================================================================================================================

For the year ended November 30, 1997 (in thousands)                     Norway         U.K.        Other         Total
----------------------------------------------------------------------------------------------------------------------
Pretax income                                                          $12,257      $22,226      $15,656      $ 50,139
Utilization of prior year losses                                            --           --       (8,784)       (8,784)
Income in non-taxable areas                                                 --           --       (5,777)       (5,777)
Losses for which no benefit is recognized                                   --           --        4,816         4,816
----------------------------------------------------------------------------------------------------------------------
Taxable income                                                          12,257       22,226        5,911        40,394
Statutory tax rate                                                          28%          31%          20%           28%
----------------------------------------------------------------------------------------------------------------------
Tax at statutory rate                                                   (3,432)      (6,890)      (1,154)      (11,476)
Non-deductible depreciation and amortization                               (53)         (98)        (202)         (353)
Non-taxable dividend income from joint ventures                             --           --        1,131         1,131
Changes in tax rates                                                        --         (918)          --          (918)
Exchange gain                                                               --           --          179           179
Other                                                                      174         (181)         306           299
----------------------------------------------------------------------------------------------------------------------
Income tax (provision) benefit                                         $(3,311)     $(8,087)      $  260      $(11,138)
======================================================================================================================

For the year ended November 30, 1996 (in thousands)
----------------------------------------------------------------------------------------------------------------------
Pretax loss                                                            $(1,640)     $(8,090)    $ (6,930)     $(16,660)
Utilization of prior year losses                                            --           --       (2,229)       (2,229)
Losses for which no benefit is recognized                                   --        1,051       16,137        17,188
----------------------------------------------------------------------------------------------------------------------
Taxable (loss) income                                                   (1,640)      (7,039)       6,978        (1,701)
Statutory tax rate                                                          28%          33%          37%           13%
----------------------------------------------------------------------------------------------------------------------
Tax at statutory rate                                                      459        2,323       (2,559)          223
Non-deductible depreciation and amortization                               (60)         (25)        (202)         (287)
Exchange gain                                                              (85)          --          315           230
Non-taxable dividend income from joint ventures                             --           --        1,554         1,554
Other                                                                     (208)        (583)         829            38
----------------------------------------------------------------------------------------------------------------------
Income tax benefit (provision)                                          $  106      $ 1,715        $ (63)     $  1,758
======================================================================================================================

The reported utilization of prior year losses against current year profits represents entities where deferred tax assets had not previously been recognized for those losses.

The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

38 STOLT COMEX SEAWAY [LOGO]


-----------------------------------

Notes continued
--------------------------------------------------------------------------------

10. PENSION COMMITMENTS
-----------------------

The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relative to these plans for the years ended November 30, 1998, 1997 and 1996, was $0.5 million, $0.4 million and $nil respectively. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets primarily comprise marketable securities. Net periodic pension cost for the defined benefit pension plan comprise the following:

                                               For the years ended November 30,
                                               ================================
(in thousands)                                     1998        1997        1996
                                               --------------------------------
Service costs--
   benefits earned

   during the period                            $ 1,452     $ 1,617     $ 1,238
Interest cost on
   benefit obligation                             1,066       1,029         946
Actual return on plan assets(1,252)              (1,211)     (1,052)
Contribution by employees                          (217)       (123)       (132)
Net amortization and
   deferral                                         105         143         213
                                               --------------------------------
Net periodic pension cost                       $ 1,154     $ 1,455     $ 1,213
                                               ================================

The following table sets forth the funded status of the pension plans:

                                                              As of November 30,
                                                          ======================
(in thousands)                                               1998           1997
                                                          ----------------------
Actuarial present value of
  benefit obligations:
Vested benefit obligation                                 $14,231        $13,268
Accumulated benefit obligation                             14,231         13,268
                                                          ----------------------
Projected benefit obligation                               17,363         16,479
Plan assets at fair value                                  17,416         17,214
                                                          ----------------------
Projected benefit obligation
  less than plan assets                                        53            735
Unrecognized net loss                                       3,522          3,080
                                                          ----------------------
Prepaid pension asset                                     $ 3,575        $ 3,815
                                                          ======================

The weighted average assumptions used are as follows:

                                              ==================================
                                                1998          1997          1996
                                              ----------------------------------
Discount rate                                   6.9%          7.5%          7.4%
Expected rate of return
   on assets                                    7.5%          7.8%          7.4%
Assumed rate of increase
   in compensation level                        4.3%          4.5%          4.3%
                                              ==================================

In France and Asia Pacific, retirement indemnities, for which the Company has accrued $0.3 million at November 30, 1998 and $0.3 million at November 30, 1997, are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.

11. BANK OVERDRAFT AND LINES OF
    CREDIT FACILITIES
-------------------------------

The Company has external, third party bank overdraft and line of credit facilities and short-term loan notes totalling $171.1 million (1997: $60.3 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 5.44% to 9.2% at November 30, 1998. As of November 30, 1998 short-term borrowings under these facilities totalled $17.6 million (1997: $13.4 million).

On December 19, 1997 the Company obtained a revolving credit facility led by Midland Bank plc and Den norske Bank ASA, which provides for a five year revolving credit line in the principal amount of $125.0 million, such principal reducing to $100.0 million and $75.0 million in years four and five, respectively. The facility is based on the ratio of the Company's debt to EBITDA and will range from LIBOR + 0.40% to LIBOR + 0.80% per annum.

12. LONG-TERM DEBT AND
    CAPITAL LEASE OBLIGATIONS
-----------------------------

Long-term debt, excluding borrowings from SNSA, comprises the following:

                                                              As of November 30,
                                                            ====================
(in thousands)                                                 1998         1997
                                                            --------------------
Revolving credit agreement with
  a weighted average interest rate of
  5.94944%, due through 2002                                $66,000       $   --
Other bank borrowings                                         1,463        2,538
                                                            --------------------
                                                             67,463        2,538
Less: Current portion                                           161          387
                                                            --------------------
Long-term debt                                              $67,302       $2,151
                                                            ====================

The net book value of assets collateralizing this debt was $118.5 million as of November 30, 1998.

                                                    39 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

At November 30, 1998, the Company has a revolving credit agreement with banks aggregating $125.0 million ($66.0 million outstanding at November 30, 1998), which is due to be repaid in 2002. Borrowings bear interest based on various money market rates dependant on interest periods selected by the Company. Commitment fees of 0.2% per annum are payable on the unused portion of the credit lines.

Total debt outstanding at November 30, 1998 is repayable as $66.0 million in U.S. dollars, $1.3 million in Norwegian kroner and $0.2 million in French francs.

Scheduled annual principal repayments of debt for the fiscal years subsequent to November 30, 1998 are as follows:

================================================================================
(in thousands)
--------------------------------------------------------------------------------
1999                                                                     $   161
2000                                                                          94
2001                                                                          94
2002                                                                      66,091
2003                                                                          73
Thereafter                                                                   950
--------------------------------------------------------------------------------
                                                                         $67,463
================================================================================

At November 30, 1998 property under capital leases, comprising operating and other equipment, amounts to $5.3 million at cost. Accumulated amortization of these leases is $0.5 million.

Minimum payments under capital leases at November 30, 1998, which are due primarily in U.S. dollars, are as follows:

===============================================================================
(in thousands)
-------------------------------------------------------------------------------
1999                                                                     $2,691
2000                                                                        770
2001                                                                        564
2002                                                                         38
2003                                                                         13
-------------------------------------------------------------------------------
Total minimum lease payments                                              4,076
Less: Amount representing interest and
      executory costs                                                      (291)
-------------------------------------------------------------------------------
Present value of net minimum lease payments                              $3,785
================================================================================

The amount of interest and executory cost relating to current capital lease obligations is $0.2 million.

13. ACCOUNTS PAYABLE AND
    ACCRUED LIABILITIES
------------------------

Accounts payable and accrued liabilities comprise the following:

                                                              As of November 30,
                                                         =======================
(in thousands)                                               1998           1997
                                                         -----------------------
Invoice accruals                                         $ 87,322        $24,530
Trade payables                                             63,894         30,360
Short-term payable due to SNSA                              5,005          1,855
Trade notes payable                                            61              5
Other                                                       2,092            596
                                                         -----------------------
                                                         $158,374        $57,346
                                                         =======================

14. RELATED PARTY TRANSACTIONS
------------------------------

Related party transactions consisted of the following:

                                                For the years ended November 30,
                                              ==================================
(in thousands)                                  1998          1997          1996
                                              ----------------------------------
Interest charges                              $4,972        $3,829        $3,942
Guarantee fees                                $   --        $  756        $  764
Management services                           $1,600        $1,600        $1,601
                                              ==================================

The interest rate charged on the SNSA debt classified long-term was 9%. The borrowings and interest are due for repayment by August 2000. Interest on short-term debt was priced according to market rates at the time. Management service charges represent charges for various management services including legal, treasury and administrative services performed by SNSA on behalf of the Company.

Amounts due to SNSA:

                                                              As of November 30,
                                                       =========================
(in thousands)                                             1998             1997
                                                       -------------------------
Short-term payable                                     $  5,005           $1,855
Long-term debt                                          150,000               --
                                                       -------------------------
                                                       $155,005           $1,855
                                                       =========================

The short-term payable to SNSA relates primarily to outstanding interest charges.

40 STOLT COMEX SEAWAY [LOGO]


-----------------------------------

Notes continued
--------------------------------------------------------------------------------

15. RESTRUCTURING AND
    REORGANIZATION PROGRAM
--------------------------

In 1996, a provision of approximately $2.2 million was made for a loss on the disposal of the Company's French civil engineering business. This charge was included in other expense. As of November 30, 1998 there was a remaining liability of $0.8 million relating to non-recurring charges for the disposal of the Company's French civil engineering business.

16. OPERATING LEASES
--------------------

Total operating lease commitments as of November 30, 1998 amount to $58.7 million. Charter obligations towards certain construction support, diving support, survey and inspection ships account for $52.1 million of the total commitments. The remaining obligations relate to office facilities and equipment.

Total minimum annual lease commitments which are payable are as follows:

================================================================================
(in thousands)
--------------------------------------------------------------------------------
1999                                                                     $18,937
2000                                                                      13,435
2001                                                                      12,804
2002                                                                      11,571
2003                                                                       1,800
Thereafter                                                                   124
--------------------------------------------------------------------------------
                                                                         $58,671
================================================================================

================================================================================
(in thousands)
--------------------------------------------------------------------------------
Belgian francs                                                           $27,051
Norwegian kroner                                                          26,174
American dollars                                                           3,042
Australian dollars                                                         1,171
British pounds                                                             1,084
Malaysian ringgits                                                            85
Singapore dollars                                                             38
Indonesian rupiah                                                             26
--------------------------------------------------------------------------------
                                                                         $58,671
================================================================================

Total operating lease rentals charged as an expense for the year ended November 30, 1998 were $18.6 million (1997: $11.4 million and 1996: $10.9 million).

17. OPERATIONS BY GEOGRAPHICAL AREAS
    AND BUSINESS SEGMENT
------------------------------------

The Company operates in one business segment. The following table presents information by geographical areas:

================================================================================
                                            For the year ended November 30, 1998
--------------------------------------------------------------------------------
                                                                 Net         Net
                                         Net               operating   operating
                                   operating      % of        income      margin
(in thousands)                       revenue     total         (loss)        (%)
--------------------------------------------------------------------------------
U.K                                 $326,392       50%      $ 39,136         12%
Norway                                99,462       15         25,543         26
Other North Sea                        6,689        1           (917)       (14)
SEAME(a)                              58,275        9          1,357          2
Asia Pacific                          37,916        6          5,954         16
South America                         58,523        9            442          1
Gulf of Mexico                        62,507       10          6,208         10
--------------------------------------------------------------------------------
Total                               $649,764      100%      $ 77,723         12%
================================================================================

================================================================================
                                            For the year ended November 30, 1997
--------------------------------------------------------------------------------
                                                                 Net         Net
                                         Net               operating   operating
                                   operating      % of        income      margin
(in thousands)                       revenue     total         (loss)        (%)
--------------------------------------------------------------------------------
U.K                                 $153,019       36%      $ 25,220         17%
Norway                                90,146       21         11,932         13
Other North Sea                       19,806        5            (41)         0
SEAME(a)                              75,738       17          6,330          8
Asia Pacific                          39,555        9          5,931         15
South America                         43,699       10          5,001         11
Gulf of Mexico                         9,163        2            114          1
--------------------------------------------------------------------------------
Total                               $431,126      100%      $ 54,487         13%
================================================================================

================================================================================
                                            For the year ended November 30, 1996
--------------------------------------------------------------------------------
                                                                 Net         Net
                                         Net               operating   operating
                                   operating      % of        income      margin
(in thousands)                       revenue     total         (loss)        (%)
--------------------------------------------------------------------------------
U.K                                 $ 90,805       29%      $ 13,051        14%
Norway                               111,619       36         (7,953)       (7)
Other North Sea                        4,678        1            469        10
SEAME(a)                              44,612       14         (6,189)      (14)
Asia Pacific                          39,136       12         (1,724)       (4)
South America                         14,316        5          2,109        15
Gulf of Mexico                         8,192        3         (3,200)      (39)
--------------------------------------------------------------------------------
Total                               $313,358      100%      $ (3,437)       (1)%
================================================================================
(a) Southern Europe, Africa and the Middle East.

The Company operates its property, plant, and equipment on a worldwide basis without restriction to specific locations. Accordingly the allocation of capital expenditures and identifiable assets to specific geographic areas is not possible. Inter-regional revenue was not significant.

                                                    41 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

The following unaudited table shows, on a proforma basis, the effect of the change in accounting policy on net operating income as if the change in policy had happened on December 1 of each year.

                                               For the years ended November 30,
===============================================================================
(in thousands)                           1998             1997             1996
-------------------------------------------------------------------------------
U.K                                  $ 39,136         $ 27,489         $ 11,101
Norway                                 25,543           11,148           (7,493)
Other North Sea                          (917)             (41)             469
SEAME(a)                                1,357            6,330           (6,189)
Asia Pacific                            5,954            6,507           (1,318)
South America                             442            5,001            2,109
Gulf of Mexico                          6,208              114           (3,200)
-------------------------------------------------------------------------------
Total                                $ 77,723         $ 56,548         $ (4,521)
===============================================================================
(a) Southern Europe, Africa and the Middle East.

18. COMMON SHARES, CLASS A SHARES
    AND CLASS B SHARES
---------------------------------

The Company has authorized share capital consisting of 34,000,000 Common Shares, par value $2.00 per share, 68,000,000 Class A Shares, par value $2.00 per share, and 34,000,000 Class B Shares, par value $2.00 per share. Class A Shares have substantially the same rights as the Company's Common Shares, except that the Class A Shares are non-voting. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.

On January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. On June 25, 1998 the Company issued a stock dividend in the form of one new Class A Share for each two Common Shares. All share data has been restated to reflect this transaction.

On March 17, 1997 the Company completed a public offering of 8,050,000 Common Shares. Concurrent with the offering, the Company exchanged 14,000,000 Class B Shares for approximately $57.6 million of indebtedness owed to SNSA. On November 20, 1997 the Company completed a public offering of 8,000,000 Common Shares, of which 4,000,000 were sold by the Company and 4,000,000 were sold by SNSA. The shares sold by SNSA were initially converted to 4,000,000 Common Shares from 8,000,000 Class B Shares. All share data has been restated to reflect this transaction.

At November 30, 1998, 22,365,477 Common Shares, 19,679,987 Class A Shares and 34,000,000 Class B Shares were outstanding. SNSA hold 43% of the Class A Shares and 100% of the Class B Shares which represents an economic interest of 43% of the Company and 60% of the voting rights.

Common and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of a recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

Retained earnings that represent undistributed earnings of non-consolidated joint ventures amounted to $8.9 million at November 30, 1998 (1997: $6.0 million).

19. STOCK OPTION PLAN
---------------------

On April 28, 1993 the Company adopted a stock option plan ("the Plan") under which 3.3 million Common Shares and 1.6 million Class A Shares are reserved for issuance.

The Company accounts for awards granted to directors and key employees under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants in fiscal years 1998 and 1997 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been decreased to the following proforma amounts:

42 STOLT COMEX SEAWAY [LOGO]


-----------------------------------

Notes continued
--------------------------------------------------------------------------------

                                                             For the years ended
                                                                    November 30,
                                                           =====================
(in thousands, except
per share data)                                               1998          1997
                                                           ---------------------
Net income before cumulative effect
  of change in accounting policy                           $54,248       $39,001
Cumulative effect of change in
  accounting policy                                        $ 3,060       $     -
Net income as reported                                     $57,308       $39,001
Net income proforma                                        $55,904       $38,560
Earnings per share before cumulative
  effect of change in accounting policy:
    Basic                                                  $  0.92       $  0.83
    Diluted                                                $  0.91       $  0.82
Earnings per share impact of cumulative
  effect of change in accounting policy:
    Basic                                                  $  0.05       $    --
    Diluted                                                $  0.05       $    --
Earnings per share as reported:
    Basic                                                  $  0.97       $  0.83
    Diluted                                                $  0.96       $  0.82
Earnings per share proforma:
    Basic                                                  $  0.95       $  0.82
    Diluted                                                $  0.93       $  0.81
                                                           =====================

Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the Company's Board of Directors. Options are awarded at the discretion of the Company to directors and key employees.

The following table reflects activity under the Plan for the two year period ended November 30, 1998:

                                                For the years ended November 30,
                                     1998                        1997
                           =====================================================
                                           Weighted                     Weighted
                                            Average                      Average
                                           Exercise                     Exercise
                              Shares          Price       Shares           Price
                           -----------------------------------------------------
Outstanding at
  beginning
  of year                    758,106       $  3.997       843,990       $  3.043
Granted                    1,325,909        11.3492       300,000         5.7917
Exercised                    (80,611)        2.8450      (351,864)          3.27
Cancelled                    (32,100)        6.7529       (34,020)          3.60
                           -----------------------------------------------------
Outstanding at
  end of year              1,971,304       $ 8.9444       758,106       $  3.997
                           -----------------------------------------------------
Exercisable at
  end of year                462,587       $ 5.4878       208,677       $   3.03
                           -----------------------------------------------------
Weighted average
  fair value of
  options
  granted                                  $ 6.8069                     $10.1083
                           =====================================================

All share data and per share data have been restated to reflect the two-for-one stock split completed on January 29, 1998 and the Class A share distribution on June 25, 1998.

The fair price of each stock option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

                                                             ===================
                                                                 1998       1997
                                                             -------------------
Risk free interest rates                                        6.25%      6.25%
Expected lives                                               10 years   10 years
Expected volatility                                             66.0%      50.8%
Expected dividend yields                                           0%         0%
                                                             ===================

The following tables summarize information about stock options outstanding as of November 30, 1998:

================================================================================
                                   Options
Award            Options         currently         Exercise          Expiration
year         outstanding       exercisable            Price                Date
--------------------------------------------------------------------------------
1993              17,370            17,370          $5.1667            May 2003
1994              44,625            44,625          $  3.00            Apr 2004
1995             146,750           110,063          $2.7917            Jun 2005
1996             161,250            80,625          $2.7083            Mar 2006
1997             282,900            70,725          $5.7917            Mar 2007
1998             334,500                --          $16.583            Jun 2008
--------------------------------------------------------------------------------
                 987,395           323,408
================================================================================

Options outstanding and options currently exercisable as of November 30, 1998 include 656,430 Common and 330,965 Class A Shares and 214,230 Common and 109,178 Class A Shares, respectively.

As part of the acquisition of the former Ceanic Corporation, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options, or to convert any portion thereof to vested SCS Common Shares.

                                                    43 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

Their remaining two-thirds unvested Ceanic shares were automatically converted to unvested SCS Common Shares at the date of acquisition. The following table reflects this:

================================================================================
                                      Options
Award               Options         currently        Exercise         Expiration
year            outstanding       exercisable           Price               Date
--------------------------------------------------------------------------------
1994                  3,838             3,838          $ 5.21           Jul 2004
1996                  5,758             5,758          $ 5.82           Apr 2006
1997                197,665                --          $ 6.25           Apr 2007
1997                 15,353                --          $ 7.47           Jun 2007
1997                  7,676             7,676          $ 7.82           Jun 2007
1997                525,244            85,443          $10.81           Sep 2007
1997                  9,596                --          $ 8.38           Dec 2007
1998                  7,196             2,399          $ 7.82           Jul 2008
1998                  7,677                --          $ 6.77           Feb 2008
1998                  3,839                --          $ 7.12           Feb 2008
1998                  3,839                --          $ 6.70           Feb 2008
1998                 19,190                --          $ 7.38           Feb 2008
1998                  1,919                --          $ 8.73           Mar 2008
1998                  8,636             2,879          $ 8.42           Mar 2008
1998                  7,676                --          $10.29           Mar 2008
1998                  3,839                --          $10.03           Mar 2008
1998                 17,274             9,596          $10.25           Apr 2008
1998                 14,393             4,797          $11.20           May 2008
1998                 54,213             5,278          $10.77           Mar 2008
1998                 47,977                --          $11.03           May 2008
1998                  5,757                --          $10.99           May 2008
1998                  5,758             1,919          $10.33           May 2008
1998                  9,596             9,596          $ 7.38           Nov 2008
--------------------------------------------------------------------------------
                    983,909           139,179
================================================================================

Options outstanding and options currently exercisable as of November 30, 1998 include 983,909 Common and nil Class A Shares and 139,179 Common and nil Class A Shares, respectively.

20. PROFIT SHARING PLAN
-----------------------

During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specified adjustments, to certain of its employees world-wide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. This plan is administered by the Compensation Committee appointed by the Company's Board of Directors. For the year ended November 30, 1998 a charge of $5.7 million (1997:
$3.8 million and 1996: $nil) has been included in the income statement.

21. PURCHASE OF SHARES IN SUBSIDIARY
------------------------------------

On June 1, 1998 the Company acquired 20% of the shares in its subsidiary in Brazil for a cash consideration of $0.4 million. This increased the Company's shareholding to 100%. Concurrent with this transaction, the Company purchased a loan note for $0.6 million. Accordingly, the minority interest in the subsidiary amounted to $nil at November 30, 1998. (1997: $0.6 million).

22. COMMITMENTS AND CONTINGENCIES
---------------------------------

The Company has guaranteed long-term debt, short-term lines of credit and performance bonds amounting to $192.4 million at November 30, 1998.

During 1998, the Company purchased fixed assets of $123.3 million with about $44.3 million being committed with suppliers for 1999.

44 STOLT COMEX SEAWAY [LOGO]


-----------------------------------
Notes to Consolidated
Financial Statements
--------------------------------------------------------------------------------

The Swiss Court of Insurance "Tribunal Federal des Assurances" entered a judgement on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company wound up Sogexpat and transferred the employees to other Group companies.

The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation, which has resulted during 1998 in a condemnation by the French Supreme Court of Stolt Comex Seaway S.A. of France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have recently commenced while some have already resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defences in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

Coflexip S.A. has commenced legal proceedings against three subsidiaries of the Company claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K.

Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company has provided in the November 30, 1998 accompanying financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs in the litigation. No provision has been made for damages. The extent of the liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. is unkown at this stage.

In the ordinary course of business, various claims, suits and complaints have been filed against the Company. In the opinion of management, all such matters are adequately covered by indemnity agreements, recorded provisions in the financial statements and insurance or, if not so covered, would not have a material effect on the financial position, results of operations or cash flows of the Company if resolved unfavourably.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------

All of the Company's derivative activities are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. All of the Company's derivative instruments are straight forward foreign exchange forward contracts which subject the Company to a minimum level of exposure risk. The Company does not consider it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing between December 1, 1998 and September 29, 1999 were outstanding as of November 30, 1998:

================================================================================
(in thousands)                                               Purchase       Sell
--------------------------------------------------------------------------------
French francs                                                  24,000         --
Belgian francs                                                191,091         --
Dutch guilders                                                     51         --
British pounds                                                      -      3,000
Canadian dollars                                                  800         --
Australian dollars                                              2,100         --
================================================================================

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $11.5 million and to sell was $5.0 million at November 30, 1998.

                                                    45 1998 ANNUAL REPORT [LOGO]


--------------------------------------------------------------------------------

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

                                                         As of November 30, 1998
================================================================================
(in millions)                                      Carrying amount    Fair value
--------------------------------------------------------------------------------
Financial assets
Cash and cash equivalents                                 $    9.4      $    9.4
Financial liabilities
Bank overdrafts                                               17.6          17.6
Long-term debt                                               217.5         217.5
Off balance sheet financial
  instruments
Foreign exchange forward
  contracts                                                     --           0.3
================================================================================

The carrying amounts of cash and cash equivalents, bank overdrafts and all other financial instruments approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 1998 using debt instruments of similar risk. The fair values of the Company's foreign exchange forward hedge contracts are based on their estimated termination values at November 30, 1998.

24. SUBSEQUENT EVENTS
---------------------

On December 9, 1998, the Company acquired the Remotely Operated Vehicle business of Dolphin Offshore AS for $16.9 million.

On January 14, 1999, the Company signed a letter of intent with J. Ray McDermott pursuant to which the Company will acquire the Gulf of Mexico Diving Division of
J. Ray McDermott. The transaction is subject to certain conditions and is expected to close in March 1999.

Subsequent to November 30, 1998, the Company reached agreement for a new credit facility with Den norske Bank ASA, Bank of America NT & SA, Midland Bank plc, and ASKL-CGER Bank nv/sa. This new facility is in the form of a five year revolving credit line. The initial available amount is $150.0 million which will be reduced by $12.5 million semi annually leaving $37.5 million due at maturity. This facility will be used to repay SNSA.

46 STOLT COMEX SEAWAY [LOGO]


Corporate Information

Stolt Comex Seaway Ltd.
Bucksburn House
Howes Road
Bucksburn
Aberdeen, AB21 9RQ Scotland
Tel: +44 (0) 1224 718200
Fax: +44 (0) 1224 715129

Stolt Comex Seaway A/S
Skogstostraen 37
P.O. Box 740
N-4001 Stavanger, Norway
Tel: +47 51 84 50 00
Fax: +47 51 83 59 00

Stolt Comex Seaway S.A.
B.P. 69
467 Chemin du Littoral
13321 Marseille Cedex 16, France
Tel: +33 (0) 4 91 09 68 01
Fax: +33 (0) 4 91 09 68 00

Stolt Comex Seaway Inc.
900 Town &Country Lane
Suite 400
Houston, TX 77024 U.S.
Tel: +1 713 430 1100
Fax: +1 713 461 0039

Stolt Comex Seaway Australia Pty Ltd.
Level 2
30 Hasler Road
Herdsman Business Park
Osborne Park, WA 6017 Australia
Tel: +61 (0) 8 9446 6700
Fax: +61 (0) 8 9446 4822

Stolt Comex Seaway Tecnologia
Submarina S.A.
Av. Prefeito Aristeu Ferreira da Silva
1661 Novo Cavaleiros - Macae - RJ
27930-070, Brazil
Tel: +55 (0) 24 773 3131
Fax: +55 (0) 24 773 4578

Seaway Heavy Lifting Engineering B.V.
2718 RR Zoetermeer, The Netherlands
Tel: +31 79 363 7700
Fax: +31 79 363 7799

Stock Trading History

Common Shares - Nasdaq
================================================================================
For the years ended November 30,   Qtr. 1       Qtr. 2       Qtr. 3       Qtr. 4
--------------------------------------------------------------------------------
1998
High                             $18 1/64    $24 27/64    $20 11/32     $13 1/2
Low                              $12 5/8     $14 27/64    $ 7 7/8       $ 8 1/8
--------------------------------------------------------------------------------
1997
High                             $ 9 7/8     $11 19/32    $26 11/16     $33 3/16
Low                              $ 7 1/16    $ 8 13/16    $11 5/16      $24 9/16
--------------------------------------------------------------------------------
1996
High                             $ 5         $ 7 11/16    $ 7 1/16      $ 9 3/8
Low                              $ 3 15/16   $ 4 1/16     $ 4 15/16     $ 5 7/16
--------------------------------------------------------------------------------

Common Shares - Oslo Stock Exchange (Norwegian kroner)
================================================================================
For the years ended November 30,  Qtr. 1       Qtr. 2       Qtr. 3        Qtr, 4
--------------------------------------------------------------------------------
1998
High                              134.73       178.09       154.00        101.00
Low                                94.05       115.39        67.00         61.00
--------------------------------------------------------------------------------
1997
High                                  --           --       190.00        272.50
Low                                   --           --        66.00        179.25
--------------------------------------------------------------------------------

A Shares - Nasdaq
================================================================================
For the year ended November 30,   Qtr. 1       Qtr. 2        Qtr. 3       Qtr. 4
--------------------------------------------------------------------------------
1998
High                                  --           --     $18 1/2      $11 15/16
Low                                   --           --     $ 5 11/16    $ 6 1/2
--------------------------------------------------------------------------------

A Shares - Oslo Stock Exchange (Norwegian kroner)
================================================================================
For the year ended November 30,   Qtr. 1       Qtr. 2       Qtr. 3        Qtr. 4
--------------------------------------------------------------------------------
1998
High                                  --           --       143.50         83.00
Low                                   --           --        45.00         45.30
--------------------------------------------------------------------------------